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                             April 17, 2022

       Ting Ting Chang
       Chief Executive Officer
       Zhong Yuan Bio-Technology Holdings Ltd
       28 Queen's Road East
       Tesbury Centre, Suite 901
       Wanchai, Hong Kong

                                                        Re: Zhong Yuan
Bio-Technology Holdings Ltd
                                                            Post-Effective
Amendment No. 5 to Form F-1
                                                            Filed March 3, 2022
                                                            File No. 333-235983

       Dear Mr. Chang:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment to Registration Statement on Form F-1

       Cover Page

   1. We note your amended disclosure in response to comment 1 from our previous letter.
                                                        Please further revise
your cover page to disclose whether and how the Holding Foreign
                                                        Companies Accountable
Act and related regulations will affect your company.
       Summary, page 4

   2. We note your amended disclosure on page 7 in response to comment 4 from our previous letter. Please further
revise your disclosure to include the consequences to you and your offering if you: (i)
inadvertently conclude that such permissions or approvals are not required, or (ii)
applicable laws, regulations, or interpretations change and you are
 Ting Ting Chang
Zhong Yuan Bio-Technology Holdings Ltd
April 17, 2022
Page 2
      required to obtain such permissions or approvals in the future.
3. We note your amended disclosure on page 7 in response to comment 6 from our previous letter. Please disclose, within the Prospectus Summary, whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. We also note that the amended disclosure is included as two separate summary risk factors on page
      7. In addition to the summary risk factors, please provide this disclosure under its own subheading within the Prospectus Summary section.
Risk Factors, page 10

4.    We note your amended disclosure on page 15 in response to comment 7 from our
      previous letter. Please further revise your risk factor to disclose that the United States
      Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which,
      if enacted, would decrease the number of    non-inspection years    from
three years to two
      years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Further, please revise your disclosure to state that the PCAOB's
      December 16th announcement that the PCAOB is not able to fully inspect or investigate accounting firms headquartered in Hong Kong also includes accounting firms headquartered in mainland China.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Austin Wood at 202-551-5586 or Mary Beth Breslin at 202-551-3625
with any questions.



                                                            Sincerely,
FirstName LastNameTing Ting Chang
                                                   Division of Corporation
Finance
Comapany NameZhong Yuan Bio-Technology Holdings Ltd
                                                   Office of Real Estate &
Construction
April 17, 2022 Page 2
cc:       Celia Velletri
FirstName LastName